(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD REPORTS Q1 2022 FINANCIAL AND OPERATING RESULTS

Vancouver, British Columbia, May 5, 2022 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) reports first quarter ("Q1") operating and financial results for the Company and the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Galiano.  All financial information contained in this release is unaudited and reported in US$.

Asanko Gold Mine Key Metrics (100% basis):

  Production: Gold production of 42,343 ounces, in line with 2022 production guidance of 100,000- 120,000 ounces of gold.

  Cost performance: Total cash costs per ounce1  of $1,361 and all-in sustaining costs1 ("AISC") of $1,559/oz during the quarter, resulting in positive cash flows from operations of $3.9 million and AISC margin1 of $12.0 million.

  Financial performance: Reported gold revenue of $77.4 million generated from 41,929 gold ounces sold at an average realized price of $1,846/oz.  Reported a net loss of $13.6 million during the quarter following the recognition of a $21.0 million severance liability, and Adjusted EBITDA1 of $13.1 million.

  Focus on exploration: Deep directional drilling commenced at the Nkran deposit aimed at defining the continuity and extension of mineralization below the limits of observed Mineral Resources. The results of this program will be used to evaluate the underground potential of Nkran. Exploration drilling continued at Greater Midras South while additional resource definition drilling progressed at Miradani and Nkran Cut 3.

  Culture of Safety: Strong safety performance with no lost-time injuries ("LTI") nor total recordable injuries ("TRI") reported during the quarter, resulting in 12-month rolling LTI and TRI frequency rates of 0.11 and 0.21 per million employee hours worked, respectively.  The AGM has now achieved 6.3 million employee hours worked without an LTI.

  Stable liquidity: $45.3 million in cash, $13.1 million in gold sales receivables and $4.1 million in gold on hand and no debt as of March 31, 2022.

  Workforce optimization: Undertook a process of rationalizing the AGM's workforce. Severance notifications were issued and personnel necessary to maintain current operations have been retained with new employment contracts. Management expects to realize near-term and sustainable cost savings and a more streamlined and efficient operation over the remaining life of mine as a result of the rationalization.

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1 See "Non-IFRS performance measures"

Galiano Gold Highlights:

  Stable balance sheet: Cash on hand of $50.4 million and $8.7 million in receivables as at March 31, 2022, while remaining debt-free.

  Earnings: Reported a net loss of $1.5 million or $0.01 per share for Q1 2022.

  Board and management changes:  Marcel De Groot and Shawn Wallace confirmed that they will not be standing for re-election at the Company's upcoming Annual General Meeting, and Greg Martin, former CFO of SSR Mining Inc., will be nominated for election at that meeting.  On March 23, 2022, the Company announced that Fausto Di Trapani had stepped down as CFO of the Company to pursue another opportunity, and the Company appointed Matt Freeman, SVP Finance, as its new CFO, in line with the Company's succession plan.

"Production for the quarter was in line with expectations and is on track to meet 2022 production guidance." said Matt Badylak, President and Chief Executive Officer. "We are nearing completion of mining at both Esaase and Akwasiso and have started to supplement mill feed with stockpile material which currently is performing in line with our expectations. We continue to advance the technical work we have previously outlined and will provide periodic updates as we progress through these work programs.  We anticipate providing an update to the AGM's Mineral Reserves post the completion of this work, in Q1 2023. Finally, during the quarter, we successfully initiated a rationalization of the AGM's workforce which, despite an upfront cost, will deliver immediate cost savings and enable a more streamlined and efficient operation going forward."

Asanko Gold Mine - Summary of Q1 2022 Operational and Financial Results (100% basis)

Asanko Gold Mine (100% basis)	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Ore mined ('000t)	1,075	1,623	1,464	1,333	1,841
Waste mined ('000t)	5,279	8,752	10,017	9,073	9,552
Total mined ('000t)	6,354	10,375	11,481	10,406	11,393
Strip ratio (W:O)	4.9	5.4	6.8	6.8	5.2
Average gold grade mined (g/t)	1.3	1.2	1.3	1.2	1.3
Mining cost ($/t mined)	4.64	3.75	3.28	3.03	3.31
Ore transportation from Esaase ('000 t)	1,304	1,264	1,272	1,261	870
Ore transportation cost ($/t trucked)	5.82	6.13	5.88	6.20	6.48
Ore milled ('000t)	1,482	1,472	1,542	1,475	1,444
Average mill head grade (g/t)	1.3	1.2	1.1	1.1	1.4
Average recovery rate (%)	69	91	90	94	95
Processing cost ($/t treated)	9.46	10.07	9.68	9.87	10.31
Gold production (oz)	42,343	50,278	49,543	50,421	59,999
Gold sales (oz)	41,929	51,368	48,435	53,348	62,925
Average realized gold price ($/oz)	1,846	1,771	1,758	1,782	1,757
Operating cash costs[1] ($/oz)	1,268	1,168	1,185	1,147	901
Total cash costs[1] ($/oz)	1,361	1,257	1,273	1,236	989
All-in sustaining costs[1] ($/oz)	1,559	1,539	1,598	1,497	1,158
All-in sustaining margin[1] ($/oz)	287	232	160	285	599

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Asanko Gold Mine (100% basis)	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
All-in sustaining margin[1] ($m)	12.0	11.9	7.8	15.2	37.7
Revenue ($m)	77.5	91.1	85.3	95.2	110.8
Income (loss) from mine operations ($m)	10.6	(8.9)	13.0	18.1	35.9
Adjusted net income (loss)[1] ($m)	7.4	(11.4)	7.7	12.7	29.7
Cash provided by operating activities ($m)	3.9	14.0	26.5	10.8	35.4

  The AGM produced 42,343 ounces of gold during the quarter, as the processing plant achieved milling throughput of 1.5Mt of ore processed at a grade of 1.3g/t with metallurgical recovery averaging 69%.  Refer to the Company's news release dated February 25, 2022 for further details on lower plant recovery.

  Sold 41,929 ounces of gold in Q1 2022 at an average realized gold price of $1,846/oz for total revenue of $77.5 million (including $0.1 million of by-product silver revenue), a decrease of $33.3 million from Q1 2021. The decrease in revenue quarter-on-quarter was a function of a 33% reduction in sales volumes partly offset by a 5% increase in realized gold prices relative to Q1 2021.

  Total cost of sales (including depreciation and depletion and royalties) amounted to $67.0 million in Q1 2022, a decrease of $7.9 million from Q1 2021. The decrease in cost of sales was primarily due to fewer gold ounces sold and a $4.5 million positive net realizable value ("NRV") adjustment on stockpile inventory due to higher gold prices in Q1 2022, which were partly offset by higher ore transportation costs ($2.0 million increase).

  Total cash costs per ounce1 were $1,361 in Q1 2022 compared to $989 in Q1 2021, a 38% increase. Cash costs were higher in Q1 2022 due in part to lower gold sales volumes which had the effect of increasing fixed production costs on a per unit basis, higher ore transportation costs, and general inflationary pressures on fuel and consumables and government levies. These factors were partially offset by the above mentioned positive NRV adjustment on stockpile inventory in Q1 2022 that was credited against production costs.

  Income from mine operations for Q1 2022 totaled $10.6 million compared to income from mine operations of $35.9 million in Q1 2021. The reduction in income from mine operations was due to a $33.3 million decrease in revenue, partly offset by a $7.9 million decrease in cost of sales (as described above).

  The AGM generated $3.9 million of cash flows from operating activities during Q1 2022 compared to $35.4 million of cash flows from operating activities during Q1 2021. The decrease in cash flows from operations was primarily due to lower revenues from lower gold production and higher AISC1.

  In light of the changing nature of operations at the AGM, the JV has undertaken a process of rationalizing its workforce. Severance notifications were issued resulting in a $21.0 million severance liability recorded by the AGM at March 31, 2022, and personnel necessary to maintain current operations have been retained with new employment contracts. Despite the upfront cost associated with the restructuring, management expects to realize near-term and sustainable costs savings and a more streamlined and efficient operation going forward as well as ensuring the severance liability is permanently eliminated over the next two years.

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Galiano Gold Inc. - Summary Q1 2022 Financial Results

Galiano Gold Inc. (consolidated)	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Net (loss) income after tax ($m)	(1.5)	(91.0)	4.1	5.0	13.0
Net (loss) income after tax per share	(0.01)	(0.40)	0.02	0.02	0.06
Adjusted net (loss) income[1] ($m)	(1.5)	(14.5)	4.1	5.0	13.0
Adjusted net (loss) per share[1]	(0.01)	(0.06)	0.02	0.02	0.06

  The Company reported a net loss after tax of $1.5 million in Q1 2022 compared to net income after tax of $13.0 million in Q1 2021. The decrease in earnings during Q1 2022 was due to a reduction in the JV's net earnings.

  Cash used in operating activities in Q1 2022 was $3.2 million, compared to $4.7 million in Q1 2021. The decrease in cash used in operations was primarily due to an increase in accounts payable and accrued liabilities, partly offset by an increase in receivables related to the Company's JV service fee.

  As at March 31, 2021, the Company had cash on hand of $50.4 million and $8.7 million in receivables for a gross liquidity position of $59.1 million and no debt.

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2022 and 2021, which are available at www.galianogold.com and filed on SEDAR.

1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this press release. These non-IFRS performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-IFRS Measures section of Galiano's Management's Discussion and Analysis for an explanation of these measures and reconciliations to the Company's and the JV's reported financial results in accordance with IFRS.

  Operating Cash Costs per ounce and Total Cash Costs per ounce

Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by-product revenue per ounce of gold sold. Total cash costs include production royalties of 5%. Excluded from operating cash costs are one-time severance charges and net realizable value adjustments on stockpile inventory resulting from lower expected gold recovery recorded in Q4 2021 as the magnitude of such adjustments are not indicative of current period costs.

  All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs, reclamation cost accretion and lease payments made to and interest expense on the AGM's mining and service contractors per ounce of gold sold.

  Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company's interest in the adjusted EBITDA of the JV. Other companies and JV partners may calculate EBITDA and Adjusted EBITDA differently.

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  Adjusted net (loss) income

The Company has included the non-IFRS performance measures of adjusted net (loss) income and adjusted net (loss) income per common share. Neither adjusted net (loss) income nor adjusted net (loss) income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net (loss) income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows and is an important indicator of the strength of our operations and the performance of our core business.

Enquiries:

Todd Romaine

EVP Sustainability and Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-604-416-0088

Email: info@galianogold.com

About Galiano Gold Inc.

Galiano's vision is to build a sustainable business capable of long-term value creation for its stakeholders through a combination of exploration, accretive M&A activities and the disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: the operating plans for the AGM under the JV between the Company and Gold Fields; plans to transition from mining to processing stockpiles (and the benefits that may arise therefrom), and with respect to the re-start of mining operations thereafter; and activities to be completed while mining activities are temporarily paused. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying Mineral Resources estimates; the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic or any other infectious disease outbreak; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the JV and the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the JV and the Company in implementing its development strategies and achieving its business objectives; the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and the key personnel of the Company and the JV will continue their employment.

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The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the mineral resource estimates may change and may prove to be inaccurate; mineral reserves may not be reinstated; metallurgical recoveries may not be economically viable; risks associated with the Company ceasing its mining operations during 2022; the Company does not currently have a LOM estimate for the AGM due to the withdrawal of the mineral reserve; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully reinstate mineral reserves; risks associated with establishing new mining operations; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to the control of AGM cashflows and operation through a joint venture; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; risks related to information systems security threats; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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